Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Antero Resources Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-202506, 333-195879, 333-211935 and 333-214317) on Form S-3 and (No. 333-191693) on Form S-8 of Antero Resources Corporation of our reports dated February 28, 2017, with respect to the consolidated balance sheets of Antero Resources Corporation as of December 31, 2015 and 2016, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10 K of Antero Resources Corporation.

/s/ KPMG LLP

Denver, Colorado

February 28, 2017